UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On January 24, 2025, Mr. Loh Kim Kang David tendered his resignation as a director and the Chairman of the Board of Directors of Ohmyhome Limited (the “Company”), effective January 24, 2025. Mr. Loh Kim Kang David’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On February 10, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Wong Wun Wun Daisy was appointed as the director and the Chairman of the Board of Directors of the Company, effective February 10, 2025.

The biographical information of Ms. Wong is set forth below:

Ms. Daisy Wong is an accomplished executive with extensive experience in project management, enterprise resource planning, and business strategy. Since 2019, she has served as an Executive Director at ZOG Group Limited, driving energy efficiency initiatives through audits, equipment upgrades, and technological integration. From 2001 to 2019, she was the CEO of Fu Kwan Warehouse Co., Ltd., leading the company’s development from construction to full-scale operations while securing long-term logistics partnerships with IKEA, Maersk, and DHL. Previously, she was a Director at Chak Ho Group (1992–2001), overseeing project coordination, sales strategy, and business expansion. Ms. Wong holds a Bachelor’s Degree from The University of British Columbia (1991).

Ms. Wong does not have any family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On February 10, 2025, Ms. Wong has received and signed the offer letters provided by the Company. The term shall continue until his/her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Ms. Wong is entitled to compensation of US$18,000 for each calendar year, payable on a yearly basis.

The offer letter is qualified in its entirety by reference to the complete text of the letter, which are filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Wong Wun Wun Daisy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2025	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer